June 27, 2013

VIA EDGAR AND E-MAIL

Mr. Larry Spirgel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             LIN Media LLC
                                                Registration Statement on Form S-4 (File No. 333-188297)

Dear Mr. Spirgel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LIN Media LLC (the “Registrant”) hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-188297) filed by the Registrant on May 2, 2013, as amended by Amendment No. 1 filed on May 8, 2013, Amendment No. 2 filed on June 7, 2013 and Amendment No. 3 filed on June 19, 2013, be accelerated by the Securities and Exchange Commission (the “Commission”) to July 2, 2013 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

1.                                      Should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.                                      The action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.                                      The Registrant may not assert these actions as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Registrant hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the proposed offering of the securities specified in the Registration Statement.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Glenn D. West, Esq. of Weil, Gotshal & Manges LLP at (214) 746-7780 and that such effectiveness be confirmed in writing.

Very truly yours,

LIN Media LLC

		By:	/s/ Richard J. Schmaeling
		Name:	Richard J. Schmaeling
		Title:	Senior Vice President
Chief Financial Officer

cc:	Denise M. Parent, Esq.
Senior Vice President Chief Legal Officer
LIN Media LLC

Glenn D. West, Esq.
Weil, Gotshal & Manges LLP